UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 30 January 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

Issued by Harmony Gold
Mining Company Limited
30 January 2012
For more details contact:
Graham Briggs
Chief Executive Officer
+27 (0) 83 265 0274 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06
Harmony disposes of its entire interest in Evander

Johannesburg. Monday, 30 January 2012.

Introduction
Shareholders are informed that Harmony Gold Mining Company Limited (“Harmony”) has signed a sale of shares and claims agreement (“the Agreement”) with Pan African
Resources plc (“Pan African Resources”) and Witwatersrand Consolidated Gold
Resources Limited (“Wits Gold”) (the “Consortium”) for the disposal of Harmony’s entire interest in Evander Gold Mines Limited (“Evander”). The disposal will be for an aggregate purchase consideration of R1.7 billion, excluding the proceeds of the Taung Gold
Transaction (as defined below), payable as set out below (the “Transaction”).

Evander
Evander is a wholly-owned subsidiary of Harmony. The Evander operations comprise the
Evander 8 shaft which is located in Mpumalanga. Evander also includes several potential development projects namely Rolspruit, Poplar, Evander South and Libra. Evander 8 shaft currently has an expected life of mine of more than 10 years. Evander has an estimated resource of 34.4 million ounces of gold of which approximately 8 million ounces are in reserve.

The consortium

Pan African Resources
Pan African Resources is a precious metals producer with a dual primary listing on the
Main Board of JSE Limited (“JSE”), and the Alternative Investment Market of the London
Stock Exchange, and operates in South Africa and Mozambique.

Wits Gold
Wits Gold is a gold and uranium exploration company with assets located in the
Witwatersrand Basin in South Africa. Wits Gold is primary listed on the Main Board of the
JSE and secondary listed on the Toronto Stock Exchange, and operates an American
Depository Receipt (ADR) programme through the Bank of New York Mellon.

Harmony currently holds a 12.69% shareholding in Wits Gold which was acquired pursuant to the purchase of an option from one of Harmony's wholly owned subsidiaries by Wits Gold.

Price consideration
The purchase consideration of R1.7 billion, less certain distributions made by Evander to Harmony between 1 April
2012 and the closing date of the Transaction (“Closing Date”) will be payable as follows:
-
R1.4 billion less certain distributions made by Evander to Harmony between 1 April 2012 and the Closing Date of the Transaction;
-
four cash payments of R25 million each, payable quarterly and commencing three months after the Closing
Date, amounting to R100 million in the aggregate;
-
a further R100 million payable 19 months after the Closing Date, provided the average rand gold price exceeds
R410,000 per kg over the preceding 12 months. This payment can be made in either cash or shares (or a combination of both) at the election of the Consortium and should the Consortium elect to make payment wholly or partially in shares, each of Pan African and Wits Gold will issue shares to Harmony in equal value proportions; and
-
R100 million payable 31 months after the Closing Date, provided the average rand gold price exceeds
R450,000 per kg during the preceding 12 months. This payment can be made in either cash or shares (or a combination of both) at the election of the Consortium and should the Consortium elect to make payment wholly or partially in shares, each of Pan African and Wits Gold will issue shares to Harmony in equal value proportions.
Taung Gold transaction
Evander has previously entered into an agreement with a subsidiary of Taung Gold Secunda (Proprietary) Limited
(“Taung Gold”), to dispose of Evander 6 Shaft and Twistdraai to Taung Gold for R225 million (“Taung Gold
Transaction”). The Taung Gold Transaction remains conditional upon the obtaining of the requisite approvals from the
Department of Mineral Resources.

Once the Taung Gold Transaction completes, the disposal proceeds, net of any taxes incurred by Evander, will be remitted to Harmony. It is anticipated that such net disposal proceeds will be approximately R160 million.
Conditions precedent
The Transaction is subject to, amongst others, the following conditions precedent:
- The Consortium raising the required funding comprising of debt and/or equity;
- Each of the Consortium members obtaining the requisite shareholder approvals for the acquisition;
-
Obtaining of all relevant regulatory approvals, including approval from the Financial Surveillance Department of the Reserve Bank of South Africa, any required approvals from the various exchanges on which each of the
Consortium members are listed and Competition Commission approval; and
-
Approval by the Department of Mineral Resources of the acquisition by the Consortium of the entire issued share capital of Evander.
The Takeover Regulation Panel has exempted all parties from compliance with the relevant provisions of the
Companies Act (Act 71 of 2008) relating to Affected Transactions as defined therein and the relevant Companies
Regulations 2011 in respect of the Transaction. The Transaction is below the JSE transaction thresholds and has been published for information purposes only.

Graham Briggs, chief executive of Harmony commented: “Evander would require significant capital to develop the potential projects further. Harmony does not intend spending capital on developing these projects as it is not in line with our growth strategy. The disposal proceeds from the Evander transaction will assist in the funding of the Wafi-
Golpu project.”

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 30, 2012
Harmony Gold Mining Company Limited
By:     /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director